UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                             H.E.R.C. Products Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    404165102
             -----------------------------------------------------
                                 (CUSIP Number)

           Sandra F. Pessin, 455 East 57th Street, New York, NY 10022

                               (tel: 212-476-5654)
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     6/26/03
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

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                                Page 1 of 4 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                Page 2 of 4 Pages

1)    Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
      Persons: Sandra F. Pessin

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2)    Check the Appropriate Box if a Member of a Group (See Instructions):
      N/A

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3)    SEC Use Only

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4)    Source of Funds (See Instructions): PF

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      of 2(e):

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6)    Citizenship or Place of Organization: USA

                        --------------------------------------------------------
Number of               7)   Sole Voting Power:  985,000
Shares Beneficially
owned by each           --------------------------------------------------------
Reporting               8)   Shared Voting Power:
Person with
                        --------------------------------------------------------
                        9)   Sole Dispositive Power: 985,000

                        --------------------------------------------------------
                        10)  Shared Dispositive Power:

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 985,000

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares: N/A

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13)   Percent of Class Represented by Amount in Row (11): 8.3%

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14)   Type of Reporting Person (See Instructions): IN

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ITEM 1: IDENTITY AND BACKROUND

      (a)   The name of the individual filing this statement is Sandra F.
            Pessin.

      (b) The address of Sandra F. Pessin is 455 East 57th Street, New York, NY 10022.

      (c)   Sandra F. Pessin is a housewife.

      (d) During the last five years Sandra F. Pessin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years Sandra F. Pessin has not been a party to a civil proceeding as a result of which she is subject to judgment, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Sandra F. Pessin is a United States citizen.


                                Page 3 of 4 Pages

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      Sandra F. Pessin sold 985,000 shares or 8.3% of the outstanding common stock of the Company at a price of $0.07 per share, on June 26, 2003. Sandra F. Pessin does not presently own any shares of Common Stock of the Company.

ITEM 4: PURPOSE OF TRANSACTION

      The shares were sold to eliminate the filer's investment in the Company.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      Sandra F. Pessin has no interest in securities of the Issuer.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      There are no agreements, contracts or understandings of any kind between Sandra F. Pessin and any other person with regard to the shares of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      There are no materials to be filed as Exhibits.

SIGNATURES

      After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 7/9/03                                      /s/ Sandra F. Pessin
       --------------------                        -----------------------------
                                                   Sandra F. Pessin


                                Page 4 of 4 Pages